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                                                                    EXHIBIT 44
AMSTED Industries Inc.   Varlen Corporation
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                                                                          NEWS



CONTACT FOR AMSTED:                                CONTACT FOR VARLEN:
Joseph McDonnell                                   Joele Frank / Calvin Mitchell
(516) 444-5567                                     Abernathy MacGregor Frank
Mark Kollar                                        (212) 371-5999
Broadgate Consultants, Inc.
(212) 232-2222

FOR IMMEDIATE RELEASE


                    AMSTED INDUSTRIES AND VARLEN CORPORATION
                            ANNOUNCE MERGER AGREEMENT
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                  AMSTED TO ACQUIRE VARLEN AT $42.00 PER SHARE

CHICAGO and NAPERVILLE, IL, August 1, 1999 - AMSTED Industries Incorporated, a leading manufacturer of products for the rail, truck and auto components industries, and Varlen Corporation (NASDAQ: VRLN), a manufacturer of engineered products and components for transportation markets, today announced that their boards of directors have unanimously approved a definitive merger agreement under which AMSTED will acquire Varlen in a cash transaction valued at approximately $790 million, including the assumption of approximately $50 million of net debt.

         The Varlen board is unanimously recommending that all Varlen stockholders tender all of their shares to AMSTED. The $42.00 per share all-cash price represents a 61.9% premium over the closing price of Varlen stock on May 17, 1999, the day before AMSTED announced its intention to commence its tender offer, a 20% premium over AMSTED's original offer of $35.00 per Varlen share, and an 11% premium over the closing price of Varlen stock on July 30, 1999. Following the completion of the tender offer, AMSTED will acquire the remaining Varlen shares in a second step merger in


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which all remaining Varlen stockholders will also receive the same cash price paid in the tender offer. Varlen has approximately 17.88 million shares outstanding, assuming exercise of all options.

         AMSTED will tomorrow amend its existing tender offer to purchase all of the outstanding shares of Varlen common stock to increase the purchase price to $42.00 per Varlen share and to extend the expiration date of the offer to midnight, New York City time, on Friday, August 13, 1999, unless further extended. The AMSTED tender offer was previously scheduled to expire on August 4, 1999. AMSTED and Varlen expect to mail amended tender offer materials to the Varlen stockholders in the next several days.

         The transaction will create a worldwide transportation equipment leader with annual sales of approximately $2 billion.

         "The combination of these two companies will have significant advantages for customers and employees," said Arthur W. Goetschel, AMSTED's Chairman, President and Chief Executive Officer. "This is an excellent strategic fit because the two companies do not compete directly but serve the same markets. Together, we will be a leading supplier in rail, truck and auto components and provide customer solutions unmatched in these industries. We look forward to welcoming Varlen to the AMSTED family and anticipate a smooth transition."

         Raymond A. Jean, President and Chief Executive Officer of Varlen, said, "AMSTED has always had a reputation for excellence and strong service to its customers. Nearly all of Varlen's businesses complement AMSTED's businesses covering the diversity of the markets served by both companies. For Varlen's stockholders, we believe this transaction provides an attractive price for their shares. For our employees, this offers opportunities in an organization which will have greater scale and resources."


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         AMSTED has secured a financing commitment from Citibank, N.A. as agent and Salomon Smith Barney as arranger to complete the transaction. Salomon Smith Barney also acted as financial advisor and provided a fairness opinion to AMSTED. Morgan Stanley Dean Witter acted as financial advisor and provided a fairness opinion to Varlen. Winston & Strawn and Schiff Hardin & Waite are legal counsel to AMSTED and Kirkland & Ellis and Richards, Layton & Finger are legal counsel to Varlen.

         Varlen is a leading manufacturer of precision-engineered transportation products for the heavy-duty truck/trailer, automotive and railroad industries. The company, headquartered in a Chicago suburb, manufactures products in 20 facilities in the United States and 5 facilities in Europe and sells them to customers around the world. Varlen's common stock is traded on Nasdaq's National Market under the symbol VRLN.

         AMSTED Industries, which is based in Chicago, is a diversified manufacturer of products for the rail, construction and building and general industrial markets and, like Varlen, a leading manufacturer of products for the rail, truck and auto component industries. AMSTED, which has annual revenues of approximately $1.3 billion, manufactures its products in 30 plants worldwide and is one of the largest 100% employee-owned companies in the country.

         THIS NEWS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS THAT ARE BASED ON ASSUMPTIONS ABOUT A NUMBER OF IMPORTANT FACTORS AND INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM WHAT APPEARS HERE. THESE RISK FACTORS INCLUDE THE EFFECT OF THE ANNOUNCEMENT OF THE DEFINITIVE MERGER AGREEMENT, REVERSAL OF MARKET TRENDS, DECREASED DEMAND FOR PRODUCTS, LOSS OF KEY CUSTOMERS, LIMITED CUSTOMER PRODUCTION DUE TO CAPACITY CONSTRAINTS, AND ADDITIONAL FACTORS THAT MAY BE DETAILED FROM TIME TO TIME IN AMSTED'S AND VARLEN'S SECURITIES AND EXCHANGE COMMISSION FILINGS. THE TWO COMPANIES ASSUME NO OBLIGATION TO UPDATE THEIR FORWARD-LOOKING STATEMENTS.


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